On the letterhead of SRK Consulting (Canada) Inc.

SRK Consulting (Canada) Inc.
Suite 1300 – 151 Yonge Street,
Toronto, Ontario, Canada
M5C 2W7

Phone: 1-416-601-1445
Fax:  1-416-601-9046

www.srk.com

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

I, Daniel Hewitt, on behalf of SRK Consulting (Canada) Inc., hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2013 of the amended and restated technical report titled, “Preliminary Economic Assessment for the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” prepared by SRK Consulting (Canada) Inc. dated effective June 25, 2013 and filed on SEDAR on February 28, 2014 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2013,  dated March 26, 2014.

We also consent to the incorporation by reference of the above report into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Dated as of this 26th day of March, 2014

Original signed by:

SRK Consulting (Canada) Inc.
By:

“/s/ Daniel Hewitt”
_______________________
Name: Daniel Hewitt, P.Eng
Title: Principal Consultant (Mining)